July 25, 2017

VIA EDGAR

Washington, DC 20549

RE: FORUM FUNDS

Absolute Strategies Fund (the "Fund")

(FileNos.811-03023 and 002-67052)

Dear Ms. Larkin:

On May 30, 2017, Forum Funds ("Registrant") filed Post-Effective Amendment No. 575 ("PEA 575") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-17-000377) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Tuesday, July 11, 2017 regarding PEA 575 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrent with this letter on Tuesday, July 25, 2017, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

PROSPECTUS

Comment 1: In the Principal Investment Strategies, please provide a plain English description of what the Adviser considers to be a full market cycle.

Response: Registrant refers the Staff to the fourth paragraph in the section entitled "Additional Information Regarding Principal Investment Strategies," which states, in relevant part, "A full market cycle is generally considered to be the movement from a period of strong performance and rising prices through a period of weak performance and falling prices, then back again to a new period of strong performance."

Comment 2: In the Principal Investment Strategies, please consider whether there are redundancies in the disclosure relating to the selection of Subadvisers.

Response: Registrant has revised the disclosure to remove redundant language, consistent with the Staff's comment.

Comment 3: Please explain supplementally the relevance of the statement in the Principal Investment Strategies that, "Although the Fund is not a hedge fund, such strategies are more commonly associated with hedge funds."

Response: In the Adviser's view, the vast majority of mutual funds fall into either fixed-income or long-only strategies. The Adviser believes that employing hedge fund-like strategies in furtherance of the Fund's investment objective, and particularly strategies that utilize short exposure (within the limitations of the Investment Company Act of 1940, as amended), makes the Fund and its investment strategies unique and may be a material consideration for a prospective investor.

Comment 4: In the Principal Investment Strategies, please consider revising references to how the Fund "may" act to more definitively state how the Fund "will" act.

Response: Registrant believes that maintaining flexibility is paramount to the successful implementation of its investment strategy. Therefore, Registrant respectfully declines the comment.

Comment 5: In the section of the Principal Investment Strategies entitled "Opportunistic and Long-Biased Equity Strategies," consider revising the disclosure to more specifically define the types of "securities markets, industries, company sizes, or geographic areas" that such strategies seek to capitalize on.

Response: Registrant believes that maintaining flexibility is paramount to the successful implementation of its investment strategy. Therefore, Registrant respectfully declines to more narrowly define the referenced disclosure.

Comment 6: In the section of the Principal Investment Strategies entitled "Long/Short Equity or Market Neutral Strategies," please describe in plain English what long exposure and short exposure mean.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7: Please consider whether additional disclosure is appropriate relating to investments in contingent convertible securities, if applicable to the Fund (e.g., relating to the credit quality and conversion triggers of such contingent convertible securities).

Response: Registrant has revised the disclosure to include appropriate disclosures relating to the Fund's investments in contingent convertible securities, consistent with the Staff's comment.

Comment 8: Please confirm supplementally that the Fund will not exceed the 15% restriction on investments in illiquid securities. In addition, please consider revising the Liquidity Risk to state that the Fund will not exceed the 15% restriction on investments in illiquid securities.

Response: Registrant confirms that the Fund will not invest more than 15% of its net assets in illiquid securities. Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: Please explain supplementally how "Long/Short Hedged Equity Strategies" differ from Long/Short Equity or Market Neutral Strategies."

Response: Market neutral strategies attempt to neutralize exposure to general domestic market risk by primarily investing in common stocks that are undervalued and short selling stocks that are considered to be overvalued. Such strategies may attempt to realize a valuation discrepancy in the relationship between multiple securities (relative value or value arbitrage), or may utilize quantitative factors to measure investment attractiveness among securities. In that regard, market neutral strategies commit to maintaining a certain balance of long and short exposure, either to keep net exposure or strategy beta at zero.

Long/short hedged equity strategies similarly rely on the broad ability to utilize both long and short positions in securities that a Subadviser believes to be undervalued or offer high growth opportunities, while also attempting to minimize overall market risk, or take advantage of an anticipated decline in the price of an overvalued company or index. Long/short hedged equity strategies, however, may use short sales, futures, or options, among other types of derivative instruments to hedge risk, increase or reduce the Fund's exposure, or obtain leverage.

Comment 10: In the section of the Principal Investment Strategies entitled "Long/Short Hedged Equity Strategies," please provide a plain English description of "secular tailwinds as well as shorter-term dislocations along supply chain dynamics."

Response: Registrant has deleted the referenced language from the disclosure.

Comment 11: In the section of the Principal Investment Strategies entitled "Fixed Income, Long/Short Credit and Distressed Debt Strategies," please consider revising the disclosure to state that high yield "junk bonds" are speculative investments.

Response: Registrant has revised the disclosure to include reference to the speculative nature of investments in junk bonds, consistent with the Staff's comment.

Comment 12: In the Principal Investment Risks, please consider whether risk disclosures should be added for investments in technology and financial services, consistent with the risk disclosure currently included for Agricultural Industry Investment Risk.

Response: Registrant has revised the disclosure to include risks specific to investments in the financials sector and in the technology sector, consistent with the Staff's comment.

Comment 13: Please consider revising Bank Loan Risk to state that enforcement of rights and remedies under a loan acquired through an assignment may not be unilaterally enforced as a result of such positions potentially not being considered to be securities.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 14: Please consider re-naming the Event-Driven Strategies Risk to Special Situation Strategies Risk, consistent with the terminology used in the Principal Investment Strategies, if accurate.

Response: Registrant has revised the disclosure to clarify that Event-Driven Strategies and Special Situation Strategies are substantially similar.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 15: In the section entitled "Investment Policies and Risks," the Fund discloses that it may engage in total return swaps, which are considered to be "senior securities" within the meaning of Section 18 of the Investment Company Act of 1940, as amended. Please supplementally confirm that the Fund will set aside an appropriate amount of liquid assets in accordance with Investment Company Act Release No. 10666 and the related no-action letters. Please confirm that the Registrant understands that the Commission could issue a new rule in the future that may impact the Fund's use of derivative instruments.

Response: Registrant confirms that the Fund will segregate the appropriate amounts required by Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and the related no-action letters. Registrant further confirms its understanding that the Commission is at liberty to promulgate new rules and regulatory guidance that may impact the Fund's use of derivative instruments.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett

Zachary R. Tackett

cc: Stacy L. Fuller, Esq.

K&L Gates LLP